EXHIBIT 12.7

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY INDIANA
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2015	2014	2013	2012		2011
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$479	$556	$581	$(123)		$242
Fixed charges	181	182	185	184		178
Total earnings	$660	$738	$766	$61		$420

Fixed charges:
Interest on debt, including capitalized portions	$179	$176	$179	$178		$171
Estimate of interest within rental expense	2	6	6	6		7
Total fixed charges	$181	$182	$185	$184		$178
Ratio of earnings to fixed charges	3.6	4.1	4.1	0.3	(a)	2.4

(a)	Earnings insufficient to cover fixed charges by approximately $123 million during the year ended December 31, 2012 due primarily to a non-cash impairment charge.